UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: November 15, 2011

INDEX TO EXHIBITS

Exhibits	Description

99.1	Press release regarding Ambow Education Holding Ltd. unaudited financial results of the third quarter of 2011

99.2	Announcement entitled “Resignation of Director.”

Exhibit 99.1

Ambow Education Announces Third Quarter

2011 Unaudited Financial Results

Strong quarterly net revenue increase of 42.6% year-over-year

Expanding Tutoring revenue increase of 32.7% year-over-year

Record Career Enhancement revenue increase of 88.7% year-over-year

BEIJING, Nov 15, 2011 – Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today reported its unaudited financial results for the third quarter of 2011.

Financial Highlights for the Third Quarter Ended September 30, 2011:

•	Total net revenue increased 42.6% to $72.8 million[1] from $51.1 million for the same period in 2010 and organic growth increased 25.0% year-over-year.

•	Tutoring revenue increased 32.7% to $33.9 million from $25.5 million for the same period in 2010.

•	Career Enhancement revenue increased 88.7% to $23.0 million from $12.2 million for the same period in 2010.

•	The growth layer, which consists of Tutoring and Career Enhancement, achieved 50.8% year-over-year revenue growth, of which organic growth was 26.9%.

•	Non-GAAP operating income[2] increased to $10.3 million from $8.1 million for the same period in 2010.

•	Non-GAAP net income[3] increased to $7.3 million from $6.6 million for the same period in 2010.

•	Diluted non-GAAP net income per adjusted ADS attributable to Ambow[4] increased to $0.097 as compared to $0.091 for the same period in 2010.

•	Total student enrollments increased to 301,000 from 246,000 for the same period in 2010.

•	The growth layer’s student enrollments increased 26.6% to 267,000 from 211,000 for the same period in 2010.

Financial Highlights for the Nine Months Ended September 30, 2011:

•	Total net revenue increased 32.5% to $204.5 million from $154.4 million for the same period in 2010 and organic growth increased 23.1% year-over-year.

•	Tutoring revenue increased 25.7% to $94.0 million from $74.7 million for the same period in 2010.

[1]

The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollar (“$”). Unless otherwise stated, all translations from RMB to US$ are based on the historical exchange rate of US$1.0 to RMB6.3780, representing the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2011. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]	Non-GAAP operating income, being operation income attributable to Ambow excluding share-based compensation expenses incurred for the respective period.
[3]	Non-GAAP net income, being net income attributable to Ambow excluding share-based compensation expenses incurred for the respective periods.
[4]

Diluted non-GAAP net income per adjusted ADS attributed to Ambow is computed by dividing non-GAAP net income attributed to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding shares options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

•	Career Enhancement revenue increased 94.5% to $56.2 million from $28.9 million for the same period in 2010.

•	The growth layer, which consists of Tutoring and Career Enhancement, achieved 44.9% year-over-year revenue growth, of which organic growth was 31.1%.

•	Non-GAAP operating income increased to $36.1 million from $27.5 million for the same period in 2010.

•	Non-GAAP net income increased to $28.0 million from $23.4 million for the same period in 2010.

•	Diluted non-GAAP net income per adjusted ADS attributable to Ambow increased to $0.372 as compared to $0.338 for the same period in 2010.

•	The growth layer’s student enrollments increased 20.0% to 729,000 from 608,000 for the same period in 2010.

Commenting on the third quarter results, Ambow’s President and Chief Executive Officer Dr. Jin Huang said, “I am pleased with Ambow’s performance this quarter as we continue to successfully execute our strategy to sustain strong top-line growth and improve operating profit. We remain focused on growing our Tutoring and Career Enhancement services organically and satisfying the immense demand for these services through our diversified offerings. ”

Dr. Huang continued, “The initial results of our tutoring center expansion strategy are satisfying: we added 13 new tutoring centers in the third quarter and are on the way to exceeding our full-year goals. In addition, growth in Tutoring enrollments is reaccelerating and increased by 17.6% this quarter. Turning to Career Enhancement, we continue to experience strong demand for our signature programs, which combine updated hard-skill, soft-skill and project-based training. Direct enrollments from universities have grown explosively and now contribute over 55% of Career Enhancement enrollments. This is in part due to our CCEP program, launched in March this year, which has already attracted more than 17,000 students. In addition to our traditional individual-paid and IT focused programs, we have, with the acquisition of Genesis Education in the second quarter, expanded our reach to include corporate training and soft-skill training. Our strong organic growth resulted in a 50.8% year-over-year revenue increase in our growth layer. We expect student enrollments in Tutoring and Career Enhancement to exceed one million in 2011. ”

“During the quarter we also closed our last acquisition of the year. Due to our strong organic growth, we expect that acquisitions will contribute to less than 10% of our annual revenue in 2011.” Dr. Huang concluded.

Ambow’s Chief Financial Officer, Paul Chow, added, “In the third quarter, the Growth Layer which consists of Tutoring and Career Enhancement, achieved approximately 27% year-over-year organic growth.”

“Turning to operations, I am very pleased to announce that, even though we are in the investment phase of our Tutoring and Career Enhancement businesses, we achieved 27.1% year-over-year non-GAAP operating income growth. Non-GAAP G&A expense5 as a percentage of sales decreased to 17.9% in the third quarter from 19.8% for the same period of 2010. This decrease is a direct result of our efforts to improve the efficiency and scalability of our business. Though we are still in the early stages of our expansion, it is our goal to maintain sustainable growth in both the top and bottom lines,” concluded Mr. Chow.

[5]	Non-GAAP G&A expenses, being G&A expenses excluding share-based compensation expenses incurred for the respective period.

Financial Results for the Third Quarter of 2011:

Net Revenues

Total net revenues for the third quarter of 2011 were $72.8 million, increasing 42.6% year-over-year from $51.1 million for the same period in 2010.

Better Schools

Tutoring revenue increased 32.7% to $33.9 million from $25.5 million for the same period in 2010. The Company noted that the revenue growth in Tutoring was primarily a result of 17.6% growth in enrollments and 12.9% growth in Average Selling Price (“ASP”).

K-12 Schools revenue increased 1.0% to $7.9 million from $7.8 million for the same period in 2010. During the quarter, enrollments decreased 7.8% while ASP increased 6%. The drop in enrollments was because we reverted the operating right for the Junior High portion of Zhenjiang Foreign Language School back to the original owner at the beginning of the third quarter. This is in line with Ambow’s strategy to focus on the International High School Program, which the Company developed internally at the Zhenjiang school over the last three years. This shift will give Ambow more discretionary power over quality control, teacher management, pricing and other operations in the future.

No revenue was recognized from the Junior High business during the third quarter, and its revenue contribution over the last academic year through the second quarter of 2011 was a total of $3.38 million. The Company anticipated $0.24 million revenue from the Junior High business in the third quarter. It does not expect this adjustment to have any impact on operating profits in the future.

Total student enrollments in Better Schools for the third quarter of 2011 were approximately 252,000, with 231,000 in Tutoring and 21,000 in K-12 Schools.

Better Jobs

Career Enhancement revenue increased 88.7% to $23.0 million in the third quarter of 2011, compared to $12.2 million for the same period in 2010. The Company noted that the revenue growth in Career Enhancement was the result of an impressive 147.1% enrollments growth and 23.6% decrease in ASP.

Colleges revenue increased 45.7% to $8.1 million from $5.6 million for the same period in 2010, with $2.5 million attributable to the recognition of certain contributions from students, following the fulfillment of the related conditions. Such revenue did not arise in 2010 but will recur in future years in a similar pattern.

Total student enrollments in Better Jobs for the third quarter of 2011 were approximately 49,000, with 37,000 in Career Enhancement and over 12,000 in Colleges.

Gross Profit and Gross Margin

Overall gross profit increased 40.6% to $41.0 million for the third quarter of 2011, compared to $29.2 million for the same period in 2010. Gross margin was 56.3% for the third quarter of 2011 compared to 57.1% for the same period in 2010. The slight decrease in gross margin was due to tutoring center expansion costs and the return of Career Enhancement’s gross margin to normal levels.

Operating Expenses and Income

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $32.3 million for the third quarter of 2011, increasing 43.6% year-over-year from $22.5 million for the same period in 2010. Operating expenses as a percentage of total net revenues were 44.3% for the third quarter of 2011, compared to 44.0% for the same period in 2010. Non-GAAP operating income increased to $10.3 million from $8.1 million for the same period in 2010.

Income Tax Expenses

Income tax expenses were $1.4 million for the third quarter of 2011, compared to income tax expenses of $1.1 million for the same period in 2010.

Net Income and Adjusted EPS

Net income was $5.8 million for the third quarter of 2011, increasing 9.9% year-over-year from $5.3 million for the same period in 2010.

Non-GAAP net income was $7.3 million for the third quarter of 2011, increasing 10.0% year-over-year from $6.6 million for the same period in 2010.

Basic and diluted non-GAAP net income per adjusted ADS6 attributable to Ambow was $0.102 and $0.097, respectively, compared to $0.097 and $0.091, respectively, for the same period in 2010.

Balance Sheet

Cash and cash equivalents, restricted cash and term deposits as of September 30, 2011 were $93.8 million, compared to $86.8 million as of June 30, 2011.

The Company’s deferred revenue balances as of September 30, 2011 and September 30, 2010 were $99.1 million and $91.2 million, respectively. Included in the 2011 balance was $48.4 million of deferred revenue from the Company’s growth layer, which increased by 43.9% year-over-year.

Financial Results for the Nine Months Ended September 30, 2011:

Net Revenues

Total net revenues for the nine months ended September 30, 2011 were $204.5 million, increasing 32.5% year-over-year from $154.4 million for the same period in 2010.

Better Schools

Tutoring revenue increased 25.7% to $94.0 million from $74.7 million for the same period in 2010. The Company noted that the revenue growth in Tutoring was a result of 13.9% growth in enrollments and 10.4% growth in ASP.

K-12 Schools revenue increased 4.5% to $28.7 million from $27.4 million for the same period in 2010.

[6]	Each ADS represents two ordinary shares.

Better Jobs

Career Enhancement revenue accounted for $56.2 million of total net revenues for the nine months ended September 30, 2011, compared to $28.9 million for the same period in 2010. The Company noted that Career Enhancement achieved record revenue growth of 94.5% year-over-year, with 114.9% growth in enrollments and 9.5% decrease in ASP.

Colleges achieved 10.1% growth year-over-year and accounted for $25.7 million of total net revenues for the nine months ended September 30, 2011, compared to $23.3 million for the same period in 2010, with $2.5 million attributable to the recognition of certain contributions from students, following the fulfillment of the related conditions. Such revenue did not arise in 2010 but will recur in future years in a similar pattern.

Gross Profit and Gross Margin

Overall gross profit increased 32.2% to $116.1 million for the nine months ended September 30, 2011, compared to $87.8 million for the same period in 2010. Gross margin was 56.8% for the nine months ended September 30, 2011 compared to 56.9% for the same period in 2010.

Operating Expenses and Income

Operating expenses, which include selling and marketing, general and administrative and research and development expenses, were $83.8 million for the nine months ended September 30, 2011, increasing 30.9% year-over-year from $64.0 million for the same period in 2010. Operating expenses as a percentage of total net revenues were 41.0% for the nine months ended September 30, 2011, compared to 41.5% for the same period in 2010. Non-GAAP operating income increased to $36.1 million from $27.5 million for the same period in 2010.

Income Tax Expenses

Income tax expenses were $4.2 million for the nine months ended September 30, 2011, compared to income tax expenses of $3.0 million for the same period in 2010.

Net Income and Adjusted EPS

Net income was $24.2 million for the nine months ended September 30, 2011, increasing 23.0% year-over-year from $19.7 million for the same period in 2010.

Non-GAAP net income was $28.0 million for the nine months ended September 30, 2011, increasing 19.4% year-over-year from $23.4 million for the same period in 2010.

Basic and diluted non-GAAP net income per adjusted ADS attributable to Ambow was $0.392 and $0.372, respectively, compared to $0.359 and $0.338, respectively, for the same period in 2010.

Financial Outlook for the Fourth Quarter and Full-Year 2011

The Company expects total net revenues in the fourth quarter of 2011 to be in the range of $81.5 million (Rmb520 million) to $83.0 million (Rmb530 million).

This is the Company’s current view and it is subject to change.

Conference Call Information

Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 15, 2011 (9:00 p.m. Beijing/Hong Kong Time on November 15, 2011).

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-549-1292

China Toll Free: +400-681-6949

International: +852-3005-2050

The passcode for the call is “657079 #”.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward Looking Statements

Certain statements in this press release, including statements regarding the outlook for the fourth quarter and full year of 2011 and quotations from management concerning Ambow’s strategic and operational plans and expectations are forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Ambow uses words such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are based on management’s current expectations and involve risks and uncertainties. The following important factors, without limitation, could cause actual results to differ materially from those contained in these forward-looking statements: Ambow’s ability to manage its business expansion and operations effectively, to make strategic acquisitions and investments and to successfully integrate acquired businesses; significant competition; Ambow’s ability to continue to attract students to enroll in its programs, to continually enhance its programs, services and products, to successfully develop and introduce new services and products in time and to adequately and promptly respond to changes in curriculum, testing materials and standards; economic conditions; and changes in government policies, laws and regulations. More information on factors that could affect Ambow’s results is included from time to time in Ambow’s Securities and Exchange Commission filings and reports, including the risks described under the heading “Risk Factors” in Ambow’s final prospectus relating to its initial public offering filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on August 5, 2010 as well as risk factors identified in Ambow’s latest annual report on Form 20-F and Current Reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on Ambow’s future results. In light of these risks, uncertainties and factors, you are cautioned not to place undue reliance on forward-looking statements. Ambow disclaims any obligation to update information contained in forward-looking statements, whether as a result of new information, future events or otherwise.

Statement Regarding Unaudited Financial Information

The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for the quarters presented. Quarterly and year-to-date results may not be indicative of the Company’s results of operations for future quarterly periods.

About Non-GAAP Financial Measures

To supplement Ambow’s unaudited consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating income, (ii) Non-GAAP net income, (iii) Non-GAAP net income attributable to Ambow per ADS basic and diluted and (iv) Adjusted EBITDA. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective. Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity. Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. Ambow believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

Mr. Jeffrey Goldberger

KCSA Strategic Communications

Tel: +1-212-896-1249

Email: jgoldberger@kcsa.com

***** Tables to Follow ****

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	As of September 30, 2011	As of June 30, 2011	As of September 30, 2011	As of June 30, 2011
	USD	USD	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	90,344	82,275	576,214	524,751
Restricted cash	243	8	1,550	50
Term deposits	3,255	4,500	20,760	28,700
Accounts receivable, net	33,294	14,774	212,348	94,226
Amounts due from related parties	32,204	30,702	205,394	195,820
Deferred tax assets, current	2,300	1,947	14,667	12,421
Prepaid and other current assets	90,126	82,274	574,823	524,744

TOTAL CURRENT ASSETS	251,766	216,480	1,605,756	1,380,712

Property and equipment, net	128,185	120,786	817,563	770,372
Land use rights, net	41,697	41,956	265,944	267,598
Intangible assets, net	96,910	97,188	618,095	619,868
Goodwill	206,876	197,818	1,319,452	1,261,686
Deferred tax assets, non-current	1,075	863	6,857	5,507
Amounts due from related parties	3,528	3,534	22,502	22,541
Other non-current assets	26,860	29,349	171,314	187,185

TOTAL NON-CURRENT ASSETS	505,131	491,494	3,221,727	3,134,757

TOTAL ASSETS	756,897	707,974	4,827,483	4,515,469

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	18,512	19,296	118,070	123,070
Current portion of Long-term borrowings	3,057	7,996	19,500	51,000
Deferred revenue	99,097	50,320	632,041	320,940
Accounts payable	7,714	9,280	49,201	59,188
Accrued expenses and other current liabilities	66,533	68,023	424,331	433,859
Income tax payable	19,318	17,524	123,211	111,766
Amount due to related parties	6,395	5,836	40,788	37,225

TOTAL CURRENT LIABILITIES	220,626	178,275	1,407,142	1,137,048

Deferred tax liabilities, non-current	27,930	27,587	178,138	175,951
Long-term borrowings	8,231	10,034	52,500	64,000
Non-current portion of consideration payable for acquisitions and other liabilities	47,500	45,220	302,958	288,412

TOTAL NON-CURRENT LIABILITIES	83,661	82,841	533,596	528,363

TOTAL LIABILITIES	304,287	261,116	1,940,738	1,665,411

SHAREHOLDERS’ EQUITY	442,871	437,761	2,824,630	2,792,038

TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	442,871	437,761	2,824,630	2,792,038

Non-controlling interest	9,739	9,097	62,115	58,020

TOTAL SHAREHOLDER’S EQUITY	452,610	446,858	2,886,745	2,850,058

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	756,897	707,974	4,827,483	4,515,469

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended September 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB

Better Schools
Tutoring	33,877	25,532	216,067	162,843
K-12 Schools	7,876	7,800	50,233	49,747
Better Job
Career Enhancement	22,974	12,175	146,529	77,652
Colleges	8,110	5,567	51,730	35,506

NET REVENUES	72,837	51,074	464,559	325,748

Cost of revenues	(31,828)	(21,908)	(203,001)	(139,726)

GROSS PROFIT	41,009	29,166	261,558	186,022

Operating expenses:
Selling and marketing	(15,824)	(10,372)	(100,924)	(66,158)
General and administrative	(14,250)	(11,152)	(90,889)	(71,134)
Research and development	(2,198)	(946)	(14,018)	(6,031)

TOTAL OPERATING EXPENSES	(32,272)	(22,470)	(205,831)	(143,323)

OPERATING INCOME	8,737	6,696	55,727	42,699

OTHER EXPENSE
Interest expense, net	(995)	(487)	(6,348)	(3,107)
Foreign exchange loss, net	(280)	(235)	(1,787)	(1,496)
Other expense, net	62	(56)	394	(354)

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	7,524	5,918	47,986	37,742

Income tax expenses	(1,397)	(1,068)	(8,908)	(6,820)

NET INCOME	6,127	4,850	39,078	30,922

Add: Net income attributable to non-controlling interest	(360)	400	(2,295)	2,549

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	5,767	5,250	36,783	33,471

Preferred shares redemption value accretion	—	8,495	—	54,180
Allocation of net income to participating preferred sharesholders	—	(1,435)	—	(9,154)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5,767	12,310	36,783	78,497

Net income/(loss) per ADS attributable to ordinary shareholders
Basic	0.08	0.23	0.51	1.50
Diluted	0.08	0.07	0.49	0.46

Weighted average number of ADS(note 1)
Basic	71,560,179	52,433,234	71,560,179	52,433,234
Diluted	75,068,903	72,444,551	75,068,903	72,444,551

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	286	304	1,827	1,937
General and administrative	1,198	1,025	7,640	6,539
Research and development	33	44	207	279

Note1:	Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended September 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating income	8,737	6,696	55,727	42,699
Share-based compensation expenses	1,517	1,373	9,674	8,755
Non-GAAP operating income	10,254	8,069	65,401	51,454

Net income attributable to Ambow	5,767	5,250	36,783	33,471
Share-based compensation expenses	1,517	1,373	9,674	8,755
Non-GAAP net income	7,284	6,623	46,457	42,226

Net income margin	7.9%	10.3%	7.9%	10.3%
Non-GAAP net income margin	10.0%	13.0%	10.0%	13.0%

Net income per adjusted ADS attributable to Ordinary Shareholders - Basic	0.081	0.235	0.514	1.497
Net income per adjusted ADS attributable to Ordinary Shareholders - Diluted	0.077	0.072	0.490	0.462

Net income per adjusted ADS attributable to Ambow - Basic	0.081	0.077	0.514	0.490
Net income per adjusted ADS attributable to Ambow - Diluted (note3)	0.077	0.072	0.490	0.462

Non-GAAP net income per adjusted ADS attributable to Ambow - Basic	0.102	0.097	0.649	0.618
Non-GAAP net income per adjusted ADS attributable to Ambow - Diluted	0.097	0.091	0.619	0.583

Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	71,560,179	68,348,705	71,560,179	68,348,705
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	75,068,903	72,462,360	75,068,903	72,462,360

EBITDA (note1)	13,261	11,205	84,580	71,466
Share-based compensation expenses	1,517	1,373	9,674	8,755
Adjusted EBITDA (note2)	14,778	12,578	94,254	80,221

EBITDA margin	18.2%	21.9%	18.2%	21.9%
Adjusted EBITDA margin	20.3%	24.6%	20.3%	24.6%

Note1:	EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization in the third quarter of 2011 and 2010 were RMB 32,541 and RMB 28,068, respectively.
Note2:	Adjusted EBITDA being EBITDA excluding share based compensation.
Note3:	Net income per adjusted ADS attributable to Ambow - diluted is computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the nine months ended September 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB

Better Schools
Tutoring	93,969	74,740	599,336	476,693
K-12 Schools	28,667	27,420	182,839	174,886
Better Job
Career Enhancement	56,189	28,883	358,374	184,218
Colleges	25,714	23,347	164,003	148,903

NET REVENUES	204,539	154,390	1,304,552	984,700

Cost of revenues	(88,417)	(66,582)	(563,933)	(424,653)

GROSS PROFIT	116,122	87,808	740,619	560,047

Operating expenses:
Selling and marketing	(38,342)	(28,640)	(244,546)	(182,663)
General and administrative	(40,773)	(32,500)	(260,042)	(207,286)
Research and development	(4,681)	(2,897)	(29,858)	(18,474)

TOTAL OPERATING EXPENSES	(83,796)	(64,037)	(534,446)	(408,423)

OPERATING INCOME	32,326	23,771	206,173	151,624

OTHER EXPENSE
Interest expense, net	(2,757)	(1,421)	(17,587)	(9,065)
Foreign exchange losses, net	(823)	(335)	(5,249)	(2,134)
Other income (expense), net	(65)	176	(417)	1,115

INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	28,681	22,191	182,920	141,540

Income tax expense	(4,151)	(2,992)	(26,476)	(19,082)

NET INCOME	24,530	19,199	156,444	122,458

Add: Net loss attributable to non-controlling interest	(356)	462	(2,268)	2,949

NET INCOME ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	24,174	19,661	154,176	125,407

Preferred shares redemption value accretion	—	(14,771)	—	(94,209)
Allocation of net income to participating preferred sharesholders	—	(8,707)	—	(55,534)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	24,174	(3,817)	154,176	(24,336)

Net income (loss) per ADS attributable to ordinary shareholders

Basic	0.34	(0.12)	2.16	(0.74)
Diluted	0.32	(0.12)	2.05	(0.74)

Weighted average number of ADS (note1)
Basic	71,391,596	32,992,231	71,391,596	32,992,231
Diluted	75,221,843	32,992,231	75,221,843	32,992,231

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	853	836	5,441	5,332
General and administrative	2,839	2,814	18,106	17,947
Research and development	99	113	632	724

Note1:	Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the nine months ended September 30,
	2011	2010	2011	2010
	USD	USD	RMB	RMB
Operating income	32,326	23,771	206,173	151,624
Share-based compensation expenses	3,791	3,763	24,179	24,003
Non-GAAP operating income	36,117	27,534	230,352	175,627

Net income attributable to Ambow	24,174	19,661	154,176	125,407
Share-based compensation expenses	3,791	3,763	24,179	24,003
Non-GAAP net income	27,965	23,424	178,355	149,410

Net income margin	11.8%	12.7%	11.8%	12.7%
Non-GAAP net income margin	13.7%	15.2%	13.7%	15.2%

Net income per adjusted ADS attributable to Ordinary Shareholders - Basic	0.339	(0.116)	2.160	(0.738)
Net income per adjusted ADS attributable to Ordinary Shareholders - Diluted	0.321	(0.116)	2.050	(0.738)

Net income per adjusted ADS attributable to Ambow - Basic	0.339	0.301	2.160	1.920
Net income per adjusted ADS attributable to Ambow - Diluted (note3)	0.321	0.283	2.050	1.808

Non-GAAP Net income per adjusted ADS attributable to Ambow - Basic	0.392	0.359	2.498	2.287
Non-GAAP Net income per adjusted ADS attributable to Ambow - Diluted	0.372	0.338	2.371	2.154

Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - basic	71,391,596	65,321,950	71,391,596	65,321,950
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income attributable to Ambow per ADS - diluted	75,221,843	69,364,627	75,221,843	69,364,627

EBITDA (note1)	46,577	37,226	297,069	237,426
Share-based compensation expenses	3,791	3,763	24,179	24,003
Adjusted EBITDA (note2)	50,368	40,989	321,248	261,429

EBITDA margin	22.8%	24.1%	22.8%	24.1%
Adjusted EBITDA margin	24.6%	26.5%	24.6%	26.5%

Note1:	EBITDA, a non-GAAP measure, being net income attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization. The depreciation and amortization for the first nine months of 2011 and 2010 were RMB 98,831 and RMB 83,872, respectively.
Note2:	Adjusted EBITDA being EBITDA excluding share based compensation.
Note3:	Net income per adjusted ADS attributable to Ambow - diluted is computed by dividing net income attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Exhibit 99.2

Resignation of Director

Ambow Education Holding Ltd. ( the “Company”), by submitting this Form 6-K, announced that Tao Sun has resigned from the board of directors (the “Board”) and the Audit Committee of the Board of the Company effective November 3rd, 2011. Tao Sun’s resignation was due to his resignation from Actis LLP, and not due to any disagreement with the Company or the Board on any matter. The Company wishes to thank Tao Sun for his valuable contributions to the Company during his tenure as a director.